Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION (FORMERLY FIRST COBALT CORP.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2022 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis of Electra Battery Materials Corporation (“Electra” or the “Company”) (“MD&A”) was prepared on May 26, 2022 and provides analysis of the Company’s financial results for the three months ended March 31, 2022 and 2021. The following information should be read in conjunction with the accompanying condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 with accompanying notes which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). All dollar figures are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedar.com and the Company’s website www.electrabmc.com.

Company Overview

Electra was incorporated on July 13, 2011 under the Business Corporations Act of British Columbia and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision. The Company is focused on building a North American integrated battery materials complex for the electric vehicle supply chain. In addition, the Company continues to explore its Idaho mineral properties as a potential future source of North American cobalt and copper.

Electra is a public company listed on the TSX Venture Exchange (TSX-V) (under the symbol ELBM). On April 27, 2022, the Company began trading on the Nasdaq Capital Market (Nasdaq) (under the symbol ELBM). The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Q1 2022 Highlights and Recent Events

On April 5, 2022 the Company announced that it was undertaking a consolidation of its outstanding common share capital on an 18-to-1 basis, thereby reducing the number of shares outstanding from 564,443,309 to 31,357,959. The share consolidation was completed to support a listing application for Electra’s shares on the Nasdaq, which required a share price of at least US$3.00 at the time of the application. Approval was subsequently received and the Company commenced trading on Nasdaq on April 27, 2022 under the ticker symbol “ELBM”.

On January 13, 2022 the Company established an at-the-market equity program (“ATM Program”) to allow the Company to issue up to $20,000 of common shares from treasury to the public from time to time, at the Company’s discretion. The ATM Program was amended on May 17, 2022 to extend the program to the Nasdaq.

On April 11, Electra announced the appointment of Renata Cardoso as Vice-President, Sustainability and Low Carbon. Renata will have overall responsibility for the Company’s mission to exceed global ESG norms in the industry, in line with Electra’s business objective to be the partner of choice in the EV market. On April 21, 2022, the Company announced the departure of its Chief Financial Officer, Ryan Snyder, who was recruited by a senior precious metals producer. Michael Insulan has been appointed Interim Chief Financial Officer until a successor is in place. On May 25, 2022, Electra announced the appointment of Joe Racanelli as Vice President, Investor Relations, responsible for the Company’s engagement with the investment community.

During the three months ended March 31, 2022, US$500 of principal value of notes were converted by noteholders which resulted in the Company issuing a total of 112,729 post-consolidation common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling US$89. As of March 31, 2022, a total of US$6,000 of principal value of notes were converted by noteholders which resulted in the Company issuing a total of 1,352,747 post-consolidation common shares. Subsequent to March 31, 2022, a further US$3,000 of principal value of notes were converted by noteholders, bringing the total principal of value of notes converted to US$9,000 since inception.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

During the three months ended March 31, 2022, the Company was in a net income position of $2,330 or $0.08 earnings per share. This was primarily driven by a $3,980 gain on the fair value of the embedded derivative liability portion of the convertible debt. The Company’s costs associated with the refinery expansion were capitalized, as a result operating expenses were reduced, thus producing an income position.

Battery Materials Park

In early March, Electra commenced a battery materials park study in partnership with the Government of Canada, the Government of Ontario, Glencore plc and Talon Metals. The consortium is collaborating on a $900 study of the engineering, permitting, socio-economic, ESG and costs associated with the construction of a nickel sulfate plant as well as a battery precursor cathode active materials (PCAM) plant adjacent to Electra’s cobalt refinery and recycling plant. The realization of this vision would result in the creation an integrated, localized and environmentally sustainable battery materials park for the North American electric vehicle market.

The cobalt refinery construction project continued to advance on schedule. On February 10, Electra announced the receipt of its Industrial Sewage Works permit and the filing of its final Closure Plan, two significant milestones in the permitting process. The closure plan was approved on March 7, allowing the Company to commence concrete work for a solvent extraction plant. All long lead equipment orders were placed by the end of the first quarter and management continued to expand the owner’s team to ensure proper oversight over contractors.

On April 6, the Company provided an update on battery recycling, Phase 2 of the Battery Materials Park project. A battery recycling demonstration plant is expected to be commissioned in Q3, using existing equipment at a cost of $3,000. Once the recycling facility achieves expected commercial production in the second half of 2023, nickel and cobalt will be sold to Glencore until the end of 2024 on market-based terms.

Iron Creek Cobalt-Copper Project

On March 14, the Company released drill results to the west of its Iron Creek cobalt-copper project, which extended mineralization by 130 metres along strike and by 110 metres at depth. Broad widths of copper mineralization were intercepted along with high grade cobalt intercepts. Results to the east of the current deposit were released May 9, highlighting new cobalt intercepts and extending mineralization by an additional 180 metres as well as down dip from the eastern edge of the resource zone. The Iron Creek strike extent now extends over more than one kilometer and is open along strike and at depth.

Amendment to Base Shelf Prospectus and At-the-Market Equity Program

On November 30, 2021, the Company announced that it had filed an amendment to its base shelf prospectus to increase the total offering price of the securities of the Company that may be offered from time to time under the Prospectus from $20,000 to $70,000. The original $20,000 capacity had been fully utilized, and this amendment provided an additional $50,000 of flexibility to consider future financing opportunities under favourable market conditions to advance its battery materials park and other growth plans to increase shareholder value.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

On January 13, 2022, the Company announced it had established an at-the-market equity program (the “2022 ATM Program”), as a supplement to the amended base shelf prospectus, that allows the Company to issue up to $20,000 of common shares from treasury to the public from time to time, at the Company’s discretion. Distributions of common shares through the 2022 ATM Program will be made pursuant to the terms of an equity distribution agreement between the Company and CIBC Capital Markets. The volume and timing of distributions under the ATM Program will be determined at the Company’s sole discretion, and the ATM program is effective until the earlier of the issuance of all common shares issuable under the ATM Program and December 26, 2022. As of the date of this MD&A, May 26, 2022, the Company has issued a total of 448,517 common shares under the 2022 ATM Program at an average price of $5.65 per shares, providing gross proceeds of $2,532. A commission of $63 was paid to CIBC Capital Markets in relation to these distributions.

COVID-19 Impacts

Market volatility and economic uncertainty due to the COVID-19 pandemic have cast uncertainty over global economic activity levels. Despite pandemic-related market instability, the electric vehicle (EV) market continues to strengthen in North America, Europe and around the world. The Company continues to advance its plans for the refinery and has not encountered any adverse effects relating to COVID-19 to date. Best practice protocols have been developed and implemented for on-site activity to ensure the health and safety of all personnel. Where possible, the Company has procured equipment and materials for the refinery expansion from North American sources to attempt to mitigate any impacts from global supply chain constraints.

Notwithstanding the forgoing, global uncertainty related to the pandemic may present other challenges that are not known at the current time beyond new supply chain interruptions, cost impacts, or alteration of business plans by the Company’s strategic partners.

Outlook and Overview of Current Programs

The Company’s vision is to provide sustainable battery materials to the electric vehicle industry. The Company owns two main assets – the Refinery located in Ontario, Canada and the Iron Creek cobalt-copper project located in Idaho, United States. It also controls a number of properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to create an integrated battery materials park in Ontario, Canada. The first phase of this plan involves recommissioning and expanding the Refinery with a view to becoming the only refiner of battery grade cobalt sulfate in North America. Electra’s primary focus for 2022 is advancing the Refinery along its construction schedule and commencing commissioning in late 2022. The second phase of the Company’s strategic plan involves the introduction of recycled battery materials (known as black mass) as additional feedstock for the refinery, with commercial, metallurgical, and engineering activities on potential incorporation of black mass into the refinery being conducted in parallel with the phase one expansion project. The Company has also increased exploration activity in Idaho.

As part of the Company’s strategic plan, it is committed to industry leading Environment, Social and Governance (ESG) principles and expects to have the greenest source of battery materials when in production. The Company has already released results of an independent life cycle assessment (LCA) that compares projected carbon emissions, water consumption and other environmental outputs against operating facilities in China. The Company’s hydroelectric-powered Refinery scored very favourably on the key environmental metrics. In 2022, the Company intends to join the Responsible Minerals Initiative and develop and report metrics that demonstrate its path to a low carbon facility.

The outlook for Electra’s North American assets is discussed below:

1.	The Refinery

The Company is working towards restarting its wholly owned Refinery in Ontario, Canada as the first phase in a multi-phase strategy to create an integrated battery materials park in North America. In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery grade cobalt sulfate annually (equating to 5,000 tonnes of contained cobalt), which would represent 5% of the total refined cobalt market and 100% of North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

The Company notes that the engineering study and the associated update were prepared by Ausenco Engineering under the definitions of an Association for the Advancement of Cost Engineering (AACE) Class 3 Feasibility Study. The report does not constitute a feasibility study within the definition employed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), as it relates to a standalone industrial project and does not concern a mineral project of Electra. As a result, disclosure standards prescribed by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are not applicable to the scientific and technical disclosure in the report. Any references to scoping study, prefeasibility study, or feasibility study by the Company, in relation to the Refinery, are not the same as terms defined by the CIM Definition Standards and used in NI 43-101.

Subsequent to this study, the Company replaced Ausenco with a strong, experienced owner’s team, with support from leading engineering firms, notably EXP, Hatch and Metso-Outotec. The owner’s team conducted additional metallurgical testing, engineering work, flow-sheet optimization and market analysis before ordering major equipment and entering the development phase of the Refinery expansion project.

In response to strong customer demand, the Company has invested in increased capacity for its cobalt crystallizer, which can result in installed capacity of 6,500 tonnes of annual contained cobalt production, a 30% increase from the engineering study design of 5,000 tonnes. Future permit amendments will be sought to permit this increased output level. The Company has also been reviewing opportunities to utilize black mass from recycled lithium-ion batteries as supplemental refinery feedstock, with an on-site demonstration plant during 2022.

The Company’s outlook in relation to the production phase of the Refinery reflect approximate spot pricing for cobalt inputs and outputs, and operating costs and recoveries (both of which are commercially sensitive), in line with the latest internal technical estimates. Operating cost estimates are based on consumption levels of key consumables such as sodium hydroxide, sulfuric acid, quicklime, natural gas, and cyanex based on the current refinery flow sheet and current market pricing for such consumables. Estimates of labour costs and power costs also form a key component of the Refinery’s operating costs. The required volume and market pricing of these items is subject to change. Recoveries reflect management’s best estimates based on metallurgical lab tests of representative feedstock from contracted providers. Total recovery could vary in the future due to variations in feedstock and operating conditions.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

The Company utilized the following key market assumptions when estimating its outlook:

•	Cobalt sulfate price of US$41.50 per pound

•	Cobalt metal price of US$38.50 per pound

•	Cobalt hydroxide payability of 89%

•	USD to CAD foreign exchange rate of 1.25 for 2023 and future years

The Company’s cobalt production and EBITDA outlooks for phase one of its Refinery are as follows:

	Quarter-ended March 31, 2022	Year-ended December 31, 2023	Year-ended December 31, 2024	Year-ended December 31, 2025
Cobalt production (tonnes)	-	4,375	5,750	6,500
EBITDA(1)	$2,350	$27,000-31,000	$39,000-44,000	$45,000-51,000

Key milestones on its development path for the Refinery, including:

The construction remains on schedule to commence commissioning of the expanded refinery in December 2022 and initially ramp-up to 5,000 tonnes of contained cobalt production per year, with steady state production achieved by mid-2023. Subject to future permits and market conditions, the Company plans to increase production capacity to a 6,5000 tonne per annum run rate by mid-2024.

Ground excavation and concrete foundations has been completed for the solvent extraction facility. Structural steel and solvent extraction tanks have begun to arrive on site and key equipment contracts have been awarded.

Despite global supply chain disruptions, the owner’s team has successfully kept the project on schedule to commence dry commissioning in December. However, cost pressures have emerged from systemic inflation, constrained global supply chains and the sanctions on trade with Russia, increasing the average cost of project inputs, such as steel, copper, nickel and freight rates have put the original budget at risk. Labour and contractor rates are also higher as a number of concurrent development projects in the region has created a very competitive market for experienced trades. With approximately 66% of the initial capital budget costs now under contract, the $4,824 (US$3,800) contingency amount had been utilized and the balance of the budget implies a cost overrun of approximately $2,500 over the Company’s original guidance of $83,774 (US$67,020). In addition, and based on trends in the market, management believes that the capital budget could be exceeded by approximately 5 to 10%. The Company’s early decision to create an experienced owner’s team has helped mitigate some of these impacts and management believes the Company is better positioned than its peers to navigate a more complex landscape.

Given the uncertainty around supply chain constraints and inflationary price pressures on certain inputs, the Company believes it would be prudent to review capital budget considerations and provide a more precise capital estimate once it has greater visibility and certainty on remaining key inputs.

(1) Non-GAAP financial measure. See discussion under “Non-GAAP Financial Measures”

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

The project capital table is provided below:

Subject to the uncertainty noted above, cash requirements for the Refinery expansion from today through to commissioning are estimated at $60,391. The total cash spend to date is approximately $23,381, with incurred costs to date totalling $25,031. The Company will also require a working capital arrangement to fund inventory purchases through to the sale of final cobalt sulfate and is in discussions with various parties on alternatives.

The Company continues to make progress towards achieving its objective of providing the world’s most sustainable battery materials for the electric vehicle market. The Company continues to work with engineering firms, its commercial partners, process experts and financial advisers to finalize and execute on the plans for its phase one recommissioning and expansion of the Refinery.

2.	The Iron Creek Project

Following the acquisition of US Cobalt in June of 2018, the Company commenced an extensive drill program at Iron Creek. In October 2018, the Company filed a technical report supporting the maiden resource estimate for the Iron Creek Project in Idaho. A second phase drill campaign was initiated to conduct infill drilling to upgrade a portion of the inferred resources to the indicated category for mine planning and to improve the confidence for future engineering studies. As a secondary priority, this campaign increased the resource along strike and at depth. However, as the cobalt price declined in 2018, the Company elected to suspend step-out drilling until market conditions improved. During 2019, the Company completed assaying work and further geological modeling to support a resource update, with a new technical report filed in early 2020.

The 2020 technical report includes a new mineral resource estimate based on infill drilling and limited step-out drilling which includes the conversion of 49% of resources from the Inferred category to the Indicated category while also increasing the overall tonnage. The indicated resource is 2.2 million tonnes grading 0.32% cobalt equivalent (0.26% cobalt and 0.61% copper) containing 12.3 million pounds of cobalt and 29.1 million pounds of copper. The inferred mineral resource is 2.7 million tonnes grading 0.28% cobalt equivalent (0.22% cobalt and 0.68% copper) for an additional 12.7 million pounds of cobalt and 39.9 million pounds of copper.

The mineralization remains open along strike and downdip. Management believes that there is potential to continue to expand the size of the Iron Creek resource. In 2020, the Company completed a new geophysics program at the property which identified several new drill targets.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

During 2021, the Company completed a 2,500-metre drill program, targeting extensions to the resource along strike to the cobalt-rich east and copper-rich west, as shown in Figure 1.

Figure 1. Long section of the Iron Creek Deposit showing 2021 drill holes. Inclined section cut at 340 degrees azimuth dipping 70 degrees to the northeast with a 125m cutting thickness.

Drill results have been received for the 6 holes completed during the 2021 drill program, which extended mineralization along strike to the east and to the west. The Company’s objective over the next two years is to meaningfully increase the resource size at Iron Creek and advance the asset towards a development decision.

3.	The Cobalt Camp

Electra holds an interest in a significant land package in the historic silver-cobalt mining camp of Cobalt, Ontario.

In 2021, the Company completed a transaction with Kuya Silver Corporation (“Kuya”) to sell a portion of these properties outright and to potentially form a joint venture on the remaining mineral assets in the Canadian Cobalt Camp.

Electra retains a right of first offer to refine base metal concentrates produced at Electra’s Refinery as well as a back-in right for any discovery of a primary cobalt deposit on the Remaining Assets.

EXPLORATION AND EVALUATION ASSETS

The Company is focused on building a North American cobalt supply chain. The Company’s Iron Creek Project in Idaho, U.S. is its flagship mineral property and a new, upgraded resource estimate was published in January 2020. The Iron Creek property includes patented and unpatented claims totalling approximately 2,400 hectares as well as 600 metres of underground drifting from three adits. Other cobalt-copper targets exist on the Company’s property away from the Iron Creek resource. While not a major focus of the Company’s exploration efforts in recent years, the Cobalt Camp properties are shown separately below due to their different geographic location.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

SUMMARY OF QUARTERLY RESULTS

Key financial information for the three months ended March 31, 2022, as well as the quarters spanning the most recently preceding fiscal years, are summarized as follows, reported in thousands of Canadian dollars except for per share amounts.

March 31, 2022 ($)	December 31, 2021 ($)	September 30, 2021 ($)	June 30, 2021 ($)
Financial Position				
Current Assets	56,578	61,935	64,930	15,295
Exploration and Evaluation Assets	87,661	87,661	87,539	87,539
Total Assets	171,258	167,611	160,837	110,094
Current Liabilities	6,039	4,708	2,115	598
Long-term Liabilties	61,057	62,939	51,749	1,264
Operations				
Consulting and professional fees	586	977	2,173	691
Exploration and evaluation expenditures	394	2,931	1,212	416
General and administrative	56	137	146	61
Investor relations and marketing	246	492	109	127
Refinery, engineering and metallurgical studies	93	436	1,797	1,479
Refinery, permitting and environmental expenses	28	182	299	129
Salary and benefits	624	1,222	606	559
Share-based payments	434	185	189	262
Travel	13	33	16	7
Total Operating Expenses	2,474	6,595	6,547	3,731
(Income) Net Loss	(2,330)	15,496	10,502	6,408
(Income) Loss per Share	(0.08)	0.03	0.02	0.01

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2022

The following are highlights from the Company’s results of operations for the three months ended March 31, 2022 and 2021:

•	Exploration and evaluation expenditures were $394 for the three months ended March 31, 2022, compared to $146 for the three months ended March 31, 2021. The increase was mainly driven by the drill program conducted at Iron Creek.

•	Refinery, engineering and metallurgical studies costs were $93 for the three months ended March 31, 2022, compared to $730 for the three months ended March 31, 2021. The decrease is related to the Company capitalizing most refinery related costs with only black mass studies related costs expensed compared to the prior period.

•	Salary and benefits were $624 for the three months ended March 31, 2022, compared to $417 for the three months ended March 31, 2021. The increase is a result of the Company expanding its workforce and increased management compensation during the three months ended March 31, 2022.

•	Consulting and professional fees were $586 for the three months ended March 31, 2022, compared to $468 incurred during the three months ended March 31, 2021 due to professional and filing fees related to the Nasdaq listing the Company underwent throughout the three months ended March 31, 2022.

•	Refinery, permitting and environmental expenses were $28 for the three months ended March 31, 2022, compared to $257 for the three months ended March 31, 2021. These costs have decreased due to the Company using internal personnel for environmental activities rather than external consultants. Most work related to support permit applications were completed in the three month period ended March 31, 2021.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

CAPITAL STRUCTURE

On April 13, 2022, the Company entered into a share consolidation on the basis of one (1) new post-consolidation common share for every eighteen (18) pre-consolidation common shares issued. The consolidation was undertaken in preparation of the NASDAQ listing. This has reduced the number of issued and outstanding common shares from approximately 562 million to approximately 31 million, on a non-diluted basis (refer to subsequent events note in the condensed interim consolidation financial statements for the three months ended March 31, 2022 and 2021, Note 19). As of the date of this MD&A, the Company has 32,339,519 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 1,260,896 and 923,293 common shares, respectively. The Company currently has 211,884 Deferred Share Units (DSUs), 60,776 Restricted Share Units (RSUs) and 85,417 Performance Share Units (PSUs) issued under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant Date	Expiry Date	Number of warrants outstanding	Weighted Average Exercise Price
August 27, 2020	August 27, 2022	279,869	$3.78
January 22, 2021	January 22, 2023	875,917	9.00
January 22, 2021	January 22, 2023	105,110	5.58

		1,260,896	$7.56

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

The following incentive stock options were outstanding and exercisable at the date of this MD&A:

The following units were outstanding at the date of this MD&A:

Type	Outstanding
Deferred Share Units	211,884
Restricted Share Units	60,776
Performance Share Units	85,417

CAPITAL RESOURCES

The Company manages its capital structure to maximize its financial flexibility, making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. With the closing of the Notes on September 2, 2021 and the associated Additional Notes issued on October 22, 2021, the Company now has added a debt component to its capital structure.

In addition to its cash on hand, the Company also has executed contribution agreements with the Government of Ontario and Government of Canada for aggregate funding towards the refinery construction of $10,000, of which $3,517 has been received to date. The company expects receipt of the balance $6,483 throughout the first phase of the refinery expansion. With the completion of the Note Offering (inclusive of the Additional Notes) and Equity Offering, the Company’s current working capital on hand, in aggregate with the government investments, will provide the funding required to substantially finance the estimated construction costs of the refinery. The Company will still require a working capital facility to cover the feedstock purchase cycle through to the sale of final cobalt sulfate and to meet minimum liquidity requirements under the Note Offering. The minimum liquidity requirement is US$7,500. The Company is in discussions with working capital finance providers.

LIQUIDITY

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity in order to meet operational and asset advancement requirements. The company has financed its Refinery construction project with a combination of debt instruments and the sale of share capital. During the year ended 2021, the Company issued convertible notes for total net proceeds of $54,986 and issued equity for total net proceeds of $18,266.

At March 31, 2022, the Company had cash of $51,896 (December 31, 2021 - $58,626). This figure does not include the remaining $6,483 (of the original committed $10,000) of Government investments not yet received.

To maintain liquidity, the Company issued common shares for cash proceeds during the three months ended March 31, 2022 as follows:

•	148,016 common shares at an average price of $5.40 per share were issued for gross proceeds of approximately $790 under its ATM program. The transaction costs associated with these issuances were $20, which reflect commissions paid to CIBC Capital Markets.

During the three months ended March 31, 2022, US$500 of convertible notes were converted by noteholders which resulted in the Company issuing a total of 112,729 common shares. The Company also made interest make-whole payments to the noteholders upon conversion totaling US$89. There were no significant transaction costs incurred in relation to the conversions

Subsequent to quarter-end, the Company received additional conversion notices for US$3,000 of principal for its outstanding convertible notes. In line with the conversion terms in the Note Indenture, a total of 676,374 common shares were issued and cash make-whole interest payments of US$416 were made. The total outstanding principal balance of the notes is currently US$36,000.

The total costs of the activities required to advance the Refinery are expected to be funded primarily through cash on hand and the contributions from the Government of Ontario and Government of Canada.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

Cash used in operating activities was $3,504 during the three months ended March 31, 2022, compared to $3,061 used in operating activities during the three months ended March 31, 2021. The increase in cash used in operating activities was driven primarily by increased exploration costs, additional legal and advisory fees related to the NASDAQ listing, and higher salary costs compared to the prior period.

Cash used in investing activities was $5,086 during the three months ended March 31, 2022, compared to cash provided by investing activities of $nil during the three months ended March 31, 2021. The cash outflow from investing activities mainly relate to payments for refinery equipment as the company works to progress the construction for commissioning by the end of the year.

Cash flows provided by financing activities were $1,620 during the three months ended March 31, compared to the $14,906 from financing activities during the three months ended March 31, 2021. The Q1 2021 inflows were related to proceeds from the Company’s January 2021 bought deal while proceeds in Q1 2022 were driven mainly through inflows from government loan installments offset by interest payments made on the convertible notes.

With the completion of financing activities in 2021 and the committed Government funding, the Company currently has substantially all the liquidity required to cover the estimated Refinery project construction capital costs to reach commissioning. To achieve further Company initiatives such as advancing the battery recycling strategy, completing exploration drilling at Iron Creek, and providing an additional working capital buffer as the refinery enters its operating phase, additional funding will be required. They Company may elect to utilize its existing ATM Program to raise funds for these purposes. There can be no assurances that the Company will be successful in obtaining other sources of funding; failure to obtain additional capital could result in the delay or indefinite postponement of further advancement of the Company’s assets.

COMMITMENTS

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements. The Company had the following commitments as of the date of this MD&A:

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

	2022	2023	2024	2025	Thereafter	Total
Purchase commitments	$34,728	$-	$-	$-	$-	$34,728
Convertible notes payments	1,332	3,166	3,175	3,166	49,160	59,999
Government loan payments	-	-	740	740	2,071	3,551
Total	$36,060	$3,166	$3,915	$3,906	$51,231	$98,278

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $1,204 has been recorded, linked to a currently filed closure plan. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF) as financial assurance. The $938 of cash that was deposited with NDMNRF relating to its old closure plan is expected to be returned to the Company during 2022.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

Key Management Personnel Compensation

During the three months ended March 31, 2022 and 2021, the Company paid and/or accrued the following fees to management personnel and directors:

	March 31, 2022	March 31, 2021
Management	$310	$319
Directors	62	48
	$372	$367

During the three months ended March 31, 2022, the Company had share-based payments made to management and directors of $256 (March 31, 2021 - $65). As at March 31, 2022, the accrued liabilities balance for related parties was $90 (March 31, 2021 - $6).

OFF BALANCE SHEET ARRANGEMENTS

The Company currently has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

The hierarchy is as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 fair value measurements are those derived from inputs that are unobservable inputs for the asset or liability.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company recorded the fair value of the embedded derivative as at March 31, 2022 at $33,303 and is accounted for at FVTPL. The valuation is derived by a finite difference method, whereby the convertible debt as a whole is viewed as a hybrid instrument consisting of two components, a financial derivative liability component (i.e., the conversion option) and a debt component, each with different risk. These two aforementioned risks result in a pair of coupled partial differential equations and are solved simultaneously to calculate the value of the debt and financial derivative liability components of the convertible bond. The key inputs in the valuation include risk-free rates, share price, equity volatility, and credit spread. As there are significant unobservable inputs used in the valuation, the financial derivative liability is included in Level 3.

Methodologies and procedures regarding Level 3 fair value measurements are determined by the Company’s management. Calculation of Level 3 fair values is generated based on underlying contractual data as well as observable and unobservable inputs. Development of unobservable inputs requires the use of significant judgment. To ensure reasonability, Level 3 fair value measurements are reviewed and validated by the Company’s management. Review occurs formally on a quarterly basis or more frequently if review and monitoring procedures identify unexpected changes to fair value.

While the Company considers its fair value measurements to be appropriate, the use of reasonably alternative assumptions could result in different fair values. On a given valuation date, it is possible that other market participants could measure a same financial instrument at a different fair value, with the valuation techniques and inputs used by these market participants still meeting the definition of fair value. The fact that different fair value measurements exist reflects the judgment, estimates and assumptions applied as well as the uncertainty involved in determining the fair value of these financial instruments.

The fair value of the embedded derivative has been estimated as at March 31, 2022 based on significant unobservable inputs which are equity volatility and credit spread. The Company used an equity volatility of 56%. If the Company had used an equity volatility that was higher or lower by 10%, the potential effect would be an increase of $1,760 or a decrease of $1,897 to the fair value of the embedded derivative. The Company used a credit spread of 26.1%. If the Company had used a credit spread that was higher or lower by 5%, the potential effect would be an increase of $1,224 or a decrease of $1,487 to the fair value of embedded derivative.

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations with cash. The Company is expected to able to satisfy obligations in the near term with its cash balances. With the Company issuing convertible notes during the quarter, it now has future obligations to pay semi-annual interest payments and the principal upon maturity. The Company expects to settle this obligations with cash flows generated by refinery operations.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and receivables. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality financial institutions.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. With the Company’s debt with Glencore now extinguished, there is not current interest rate risk present. The Company’s convertible notes bear interest at a fixed interest rate.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s new convertible notes are denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments for these convertible notes. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange

BUSINESS RISKS AND UNCERTAINTIES

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Financing

The Company has raised funds through equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company will manage this risk through contracting technical experts on metallurgy and engineering to support refinery process decisions.

Ability to meet Debt Service Obligations

The Company now has debt service obligations arising from the Notes, which include ongoing coupon payments and payment of principal at maturity. In the event the refinery construction is not completed as planned or sufficient cash flow from refinery operations is note generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. In this event, the assets pledged may be transferred to the lenders.

Global Pandemic

The ability for the Company to source financing, equipment and construction and operation personnel for its refinery may be impacted by the COVID-19 global pandemic. At present, the Company has not encountered any adverse consequences. The ultimate impacts of the current pandemic are not known, but could have significant impacts on the Company’s ability to attract financing and advance its assets.

Macroeconomic Risks

Political and economic instability (including Russia’s recent invasion of Ukraine), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company's exploration efforts will be successful. At present, the Company's projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

Commodity Prices

The Company is in the business of mineral exploration and as such, its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company has not entered into any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects. Competition could materially and adversely affect the Company's business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company's ability to participate in projects with favorable rates of return.

Additional information on risks and uncertainties relating to Electra’s business is provided in Electra’s Annual Information Form dated April 8, 2022 under the heading “Risk Factors”.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ significantly from these estimates.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

Areas requiring a significant degree of judgment relate to the recoverability and measurement of deferred tax assets and liabilities, the ability to continue as a going concern and the capitalization of development costs. Actual results may differ from those estimates and judgments.

Areas requiring a significant degree of estimation or judgement that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•	Exploration and Evaluation Assets

The net carrying value of each mineral property is reviewed regularly for conditions that suggest potential indications of impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and management’s assessment of likely proceeds from the disposition of the property.

•	Financial Derivative Liability

The Financial Derivative Liability values involve significant judgment. The FV of financial derivative liability is reviewed and adjusted on a on a quarterly basis. Factors considered in the fair value of the financial derivative liability are risk free rate, share price volatility, LIBOR, effective interest, and foreign exchange fluctuations.

•	Environmental rehabilitation

Management’s determination of the Company’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. Significant judgements must be made when determining such reclamation and closure activities and measures required and potentially required.

FUTURE CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

The Company is reviewing the narrow scope amendments to IAS 1 – Presentation of Financial Statements which impact whether certain liabilities containing rights are classified as current or non-current. These amendments come into effect on January 1, 2023, and the Company is assessing the impact, if any, on its consolidated financial statements.

There are no new standards issued by the International Accounting Standards Board (“IASB”) that were not effective at March 31, 2022 that are expected to have an impact on the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at May 26, 2022, the Company did not have a permanent Chief Financial Officer and all Chief Financial Officer functions were performed by the Interim Chief Financial Officer. The Company’s management, including the President and Chief Executive Officer and Interim Chief Financial Officer, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2022, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Interim Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that as of March 31, 2022, the Company’s disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Interim Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

NON-GAAP FINANCIAL MEASURES

This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically, EBITDA which is a non-GAAP financial measure. Management believes that the use of this measure assists analysts, investors and other stakeholders of the Company in understanding and assessing operating performance and for planning and forecasting future operating periods. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

EBITDA is calculated as the Company’s (Income) Loss before taxes and adding back the impacts of interest expense, depreciation and amortization. EBITDA is a non-GAAP financial measure and can be reconciled as follows for the three months ended March 31, 2022:

	Three months ended March 31, 2022
	Refinery	Corporate and Other	Total
(Income) Loss before taxes	$228	$(2,558)	$(2,330)
Add back:
Interest expense	-	(19)	(19)
Depreciation expense	-	(1)	(1)
EBITDA	$228	$(2,578)	$(2,350)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2022

(expressed in thousands of Canadian dollars)

The Company was in an EBITDA position of $2,350 during the three months ended March 31, 2022. This was primarily driven by a $3,980 gain on the fair value of the embedded derivative liability portion of the convertible debt. The Company’s costs associated with the refinery expansion were capitalized, as a result operating expenses were reduced, thus producing an earnings position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and future plans and objectives of Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the refinery, future exploration programs, liquidity and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that Management’s beliefs, estimates, opinions or other factors should change except as required by law.

These statements are based on a number of assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.